Filed by Archrock, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Archrock Partners, L.P.

Commission File Number: 001-33078

On January 2, 2018, Archrock, Inc. sent the following communication regarding the proposed acquisition of Archrock Partners, L.P. to its customers.

Dear Valued Customer,

Subject:  Archrock, Inc. Announces Agreement to Acquire Remaining Public Stake in Archrock Partners, L.P.

On January 2, 2018, Archrock, Inc. and Archrock Partners, L.P. announced that they have entered into a definitive merger agreement under which Archrock will acquire all of the outstanding common units of Archrock Partners it does not already own.

We do not expect the transaction to directly impact our operations, employees, or customers.  Going forward, we will continue to:

•                  Provide the same high level of customer service.  We are proud of the quality of our service, delivering an average availability of over 99%.

•                  Operate the largest fleet among outsourced compression services providers in the United States with the same service personnel and equipment to provide the services as we do today.  Archrock’s combined operating fleet as of September 30, 2017 was 3.2 mm HP.

•                  Operate in all major U.S. producing basins as we did pre-merger.

•                  Invest in large horsepower deployed in growth plays.

•                  Invoice customers from the same entity from which they receive invoices today.

•                  Support and grow our aftermarket services businesses the same as before the merger.

Additionally, the transaction will strengthen our financial profile and enhance our ability to execute on our strategic growth plans in support of our growing customer demand for outsourced compression services.

We are including a Q&A document to answer your mostly likely questions.  Thank you for your continued business and we look forward to serving you in 2018.  I wish you a safe and prosperous New Year.

Sincerely,

Jason Ingersoll

Vice President, Sales

9807 Katy Frwy., Ste. 100

Houston, TX  77024

281.836.8000

archrock.com

Questions & Answers:

Q: Will there be any changes to the personnel or equipment providing services at my locations?

A:  No, the same personnel will continue to support our customers utilizing the same exemplary customer service, trucks, tools and equipment.

Q:  Will my main point of contact at Archrock change?

A:  No, the same sales and operations personnel will continue to support our customers.

Q:  Will the phone number or contacts at the Operations Service Centers (OSC) change?

A:  No, the phone numbers and contacts at our Operations Services Centers will remain unchanged.

Q:  Will I now receive invoices from Archrock if I had previously received invoices from Archrock Partners?

A:  No, customers will continue to receive invoices from the entity with which they were previously billed.

Q:  Will the Archrock Partners name continue to be used?

A:  The Archrock Partners legal entity will continue to exist for the foreseeable future, however, it will no longer be a publicly traded company.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

This communication is not a solicitation of any vote, approval, or proxy from any Archrock stockholder or Archrock Partners unitholder. In connection with the proposed transaction, Archrock will file a registration statement on Form S-4, including a joint proxy statement/prospectus of Archrock and Archrock Partners, with the SEC.  INVESTORS AND SECURITY HOLDERS OF ARCHROCK AND ARCHROCK PARTNERS ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of Archrock and Archrock Partners in connection with the Archrock shareholder meeting and the Archrock Partners unitholder meeting.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Archrock and Archrock Partners with the SEC from the SEC’s website at www.sec.gov.  Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.archrock.com under the tab “Investors” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Archrock, Archrock Partners and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in Archrock’s proxy statement relating to its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017, and Archrock Partners’ Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 23, 2017, and subsequent statements of changes in beneficial ownership on file with the SEC.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.